Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and shall be effective as of November 10, 2014 (the “Effective Date”), by and between BSD Medical Corporation, a Delaware corporation (“BSD” or the “Company”), and Clinton E Carnell Jr., an individual and resident of the state of Utah (the “Executive”). The Company and the Executive are referred to herein collectively as the “Parties” and may be referred to herein individually as a “Party”.

RECITALS:

A.The Executive has, since November 10, 2014, served as the duly elected and appointed President and Chief Executive Officer (“CEO”) of the Company.

B.The Executive has also served as a member of the Board of Directors of the Company (the “Board”) since November 10, 2014.

C.The Company desires to continue the Executive’s employment as President and CEO on the terms and conditions set forth herein.

D.The Executive is willing to continue his employment with the Company in the positions as President and CEO, and is also willing to continue to serve as a member of the Company’s Board, all on the terms and conditions set forth herein.

E.On or about November 10, 2014, the Parties also executed a Notice of Grant of Stock Option (the “Option Agreement”).

AGREEMENT:

NOW THEREFORE, in consideration of the foregoing Recitals and the covenants and agreements set forth herein, together with other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Employment. The Company hereby hires and engages the Executive as a full time employee of BSD in the position of President and CEO of BSD, and the Executive accepts such employment. In such capacities, the Executive shall be subject to the terms and conditions of this Agreement, serve at the pleasure and direction of the Board of Directors of the Company, and shall have such duties, authority and responsibilities as are consistent with and customary for the Executive’s positions as President and CEO of a public company. Additionally, the Executive will continue to serve as a member of the Board, so long as he is duly elected or appointed to so serve.

2. Term. The Executive’s employment hereunder shall continue from and after the Effective Date until terminated in accordance with the applicable provisions of this Agreement (the “Term”).

3. Duties. During the Term the Executive shall devote substantially all of his business time and attention to the performance of his duties hereunder and will not engage in any other business, occupation or profession for compensation which would materially interfere or conflict with such duties. Notwithstanding the foregoing sentence or anything else to the contrary in this Agreement, BSD hereby acknowledges that the Executive is currently obligated contractually to provide up to five (5) hours per week of consulting services for the Executive’s prior employer, MyoScience, Inc., through August 31, 2015, and BSD hereby approves such continued consulting services. The Executive will report to the Board of Directors and will have such additional duties as may reasonably be assigned to him from time to time by the Board. The Executive will be expected to work at least 40 hours per week and generally will be asked to devote such time to his duties as is necessary to perform them to the best of his ability. Because this is an exempt position, the Executive will not be paid overtime compensation when he works more than 40 hours per week. The Company acknowledges that the Executive may, in the future, serve as a director, as a trustee or in a similar position with one or more other entities provided that such positions do not materially interfere with Executive’s duties to BSD. Any fees or other compensation received by the Executive for services as a director, or as a trustee or in a similar position with another entity, shall be retained by the Executive. The Executive may also engage in such charitable, civic and community endeavors during the Term as he shall reasonably deem appropriate.

4. Place of Performance. The principal place of the Executive’s employment shall be BSD’s principal executive offices, located at 2188 West 2200 South, Salt Lake City, Utah; provided that the Executive may be required to travel on Company business from time to time during the Term, but in no event will the Executive be required to travel on business for the Company in excess of 100 days during any calendar year of the Term (which may be prorated for the portion of calendar year 2014 and the portion of the last calendar year of the Term).

5. Compensation.

5.1 Base Salary.

(a) The Company shall pay the Executive an annual base salary at the rate of $350,000, in periodic installments in accordance with the Company’s customary payroll practices, but no less frequently than monthly. The Executive’s base salary shall be reviewed at least annually by the Compensation Committee of the Board, and the Board may increase (but not decrease) the base salary of the Executive during the Term. The Executive’s base salary is also subject to adjustment under Section 5.1(b) below. The Executive’s annual base salary, as in effect from time to time during the Term is referred to herein as the “Base Salary”.

(b) If BSD completes and closes in fiscal year 2015 an equity offering that generates to BSD at least $5 million in net proceeds (i.e. after BSD’s actual, reasonable and customary, direct, out-of-pocket expenses [excluding overhead charges]), then BSD shall engage a compensation consulting firm (selected by the Compensation Committee of the Board) in fiscal year 2015, such as Radford or a similar firm, and obtain from that firm, at the conclusion of fiscal year 2015, a study/survey of chief executive officer compensation in companies comparable to BSD (the “Compensation Study”). This Compensation Study shall then serve as a basis to determine and negotiate overall compensation (including Base Salary) for the CEO for fiscal years after August 31, 2015; provided, however, in no event shall Executive’s Base Salary be reduced.

If BSD does not complete and close an equity offering as described above in fiscal year 2015, then BSD shall engage the compensation consulting firm (selected by the Compensation Committee of the Board) in fiscal year 2016 and obtain a Compensation Study from that firm at the conclusion of fiscal year 2016 . This Compensation Study shall then serve as a basis to determine and negotiate overall compensation (including Base Salary) for the CEO for fiscal years after August 31, 2016; provided, however, in no event shall Executive’s Base Salary be reduced.

5.2 Bonuses.

(a) On the first anniversary of the Effective Date, and subject to the Executive’s continued employment with BSD, BSD shall pay the Executive a bonus of $150,000.

On the second anniversary of the Effective Date, and subject to the terms and conditions of a bonus program to be determined by the Board of Directors, after reasonable consultation with the Executive (the “Year Two Bonus Program”), BSD shall pay to the Executive a performance bonus of $150,000, or a pro rata portion thereof, as will be set forth in the Year Two Bonus Program.

(b) However, each performance bonus is subject to adjustment based upon the Compensation Study, as referenced in Section 5.1(b) above; provided, however, in no event shall the Executive’s second anniversary bonus be less than $150,000.

(c) In addition to the bonus amounts set forth in Sections 5.2(a) and 5.2(b) of this Agreement, the Executive shall be entitled to participate in and be considered for any annual incentive bonus program adopted or implemented by the Company for its executive or “Named Executive” officers and shall be entitled to receive, in addition to the Base Salary, any incentive bonus which may be awarded to the Executive by the Board from time to time. Any annual incentive bonus awarded to the Executive by the Board shall be paid (and may not be deferred) to the Executive within forty five (45) days of the date such incentive bonus is approved by the Board.

5.3 Stock Based Compensation. The Executive will be awarded a nonqualified stock option to purchase 1,400,000 shares of BSD’s common stock, representing approximately 3.5% of the currently issued and outstanding common shares. This option is intended as an inducement option under NASDAQ Listing Rule 5635(c)(4). The exercise price per share will be equal to the fair market value per share on the date the option is granted, the effective date of which date will be on or near the Effective Date of this Agreement. The option will be outside of any existing equity incentive plans of BSD and will be subject to the terms and conditions of the Option Agreement. Subject to the Executive’s continued employment, the option will vest under the Option Agreement one-third each year on the first, second and third anniversaries of the Effective Date. If there is any inconsistency between the terms of this Agreement and the terms of the Option Award, the terms of this Agreement shall be controlling. In conjunction with BSD’s next round of equity financing following the Effective Date, BSD will award an additional stock option to the Executive (for common shares), to enable the Executive to maintain, via the Executive’s options, the right to purchase approximately 3.5% of the then-issued-and-outstanding common shares following such round of equity financing. However, the options described herein are subject to adjustment based upon the Compensation Study, as referenced in Section 5.1(b) above; provided, however, in no event shall the amount of shares subject to such option be less than 3.5% of the then-issued-and-outstanding common shares following such round of equity financing.

5.4 Employee Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company for its employees including, without limitation, it most senior executives, as in effect from time to time (collectively the “Employee Benefit Plans”). The Company reserves the right to amend or terminate any Employee Benefit Plans so as to eliminate, reduce or otherwise change any benefit payable thereunder, so long as such change complies with the terms of such Employee Benefit Plans, and applicable law, and so long as such change similarly affects all of the Company’s most senior executive level employees.

5.5 Vacation. During the Term, the Executive shall be entitled to paid vacation per fiscal year (pro-rated for partial years) in accordance with the Company’s vacation policies, as in effect from time to time. Any vacation days to which the Executive is entitled during any fiscal year and which are not actually used by the Executive, for any reason, shall carry over to the next succeeding fiscal year and may be used in addition to, and not in limitation of, the vacation days to which the Executive is entitled in such successive fiscal year.

5.6 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive’s duties hereunder in accordance with, and subject to compliance with, the Company’s expense reimbursement policies and procedures.

5.7 Legal Fees incurred in Negotiating this Agreement. The Company shall pay, or the Executive shall be reimbursed for, the legal fees incurred in negotiation and drafting this Agreement up to a maximum of $ 5,000 and such payment shall be made within forty five (45) days of the Effective Date.

5.8 Tax Withholdings. All compensation payable to the Executive, including without limitation any Severance Payments, shall be subject to applicable Federal and state withholding taxes.

5.9 Indemnification.

(a) In the event that the Executive is made a party, or threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), arising from the Executive’s acts or omissions made in the course of Executive carrying out his duties for the Company or otherwise by reason of the fact that the Executive is, or was, a director or officer of the Company or is, or was, serving, at the request of the Company, as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Company shall defend, indemnity and hold harmless the Executive to the maximum extent permitted under applicable law and the Bylaws of the Company, from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense or appeal of any proceeding (including attorneys’ fees). The Company’s foregoing indemnification obligations shall not apply (i) to any Proceeding initiated by the Executive or the Company related to any dispute between the Executive and the Company with respect to this Agreement or the Executive’s employment hereunder; (ii) if the Proceeding arose because the Executive acted in bad faith or in a manner the Executive knew was contrary to the best interests of the Company; or (iii) if the Proceeding arises from the Executive’s willful misconduct as determined by final judgment by a court of competent jurisdiction. Notwithstanding any other provision of this Section 5.9, the Executive shall not be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

(b) Costs and expenses incurred by the Executive in defense or appeal of a Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (x) a written request for payment and (y) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought. The Executive shall remain obligated to repay such amounts paid by Company if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company pursuant to the terms of this Agreement.

(c) During the Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors and officers liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and senior officers of the Company.

5.10 Claw Back Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement, or any other Agreement or arrangement with the Company concerning the Executive’s employment hereunder, which is subject to recovery under any law, government regulation, or stock exchange listing requirement, will be subject to such deductions and claw back as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company as required pursuant to such law, government regulation or stock exchange listing requirement).

6. Termination and Termination Payments and Rights.

6.1 Termination Upon Death. If the Executive dies during the Term of his employment with the Company, this Agreement shall terminate as of the date of his death. On termination upon the Executive’s death, the Executive’s estate shall be entitled to be paid that portion of the Executive’s Base Salary that would otherwise have been payable to the Executive through and including the final day of the month in which the Executive’s death occurs, together with all benefits due to the Executive under the Employee Benefit Plans through and including such month-end date.

6.2 Termination By the Company for Cause. The Company may, at any time, by written notice to the Executive terminate the Executive’s employment under this Agreement immediately, but subject to the procedures set out in the last paragraph of this Section 6.2 to the extent such are applicable, and the Executive shall have no right to receive any compensation or benefit hereunder on or after the date of such notice, in the event that an event of “Cause” occurs and is not remedied by the Executive within thirty (30) days of written notice from the Company reasonably detailing such Cause. For purposes of this Agreement “Cause” shall mean:

(a) The Executive’s willful and repeated refusal or failure to comply with a lawful, written and valid directive of the Company’s Board;

(b) The Executive’s grossly negligent or willful misconduct in the performance of his duties to the Company which causes material harm to the Company;

(c) The Executive’s willful commission of an act of fraud with respect to the Company or its property; or

(d) The Executive’s conviction of a crime that constitutes a felony (or the state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or such other crime is work related, materially impairs the Executive’s ability to perform his duties hereunder or results in material harm to the Company.

For purposes of this Agreement, no conduct by the Executive will be deemed “willful” unless it is done by the Executive in bad faith or without reasonable belief that such conduct was in the best interest of the Company or was done in direct contradiction to written instructions or directions of the Company’s Board. Any conduct based upon specific authority given pursuant to a resolution duly adopted by the Board, or upon the specific instructions of the Board, shall be conclusively presumed to be done by the Executive in good faith and in the best interest of the Company to the extent such conduct is in accordance with such specific authority or specific instructions. The termination of the Executive’s employment shall not be deemed for Cause unless and until the Company delivers to the Executive a copy of a resolution duly adopted by the affirmative vote of at least two thirds (2/3) of the Board at a meeting of the Board called and held for that purpose (after reasonable notice is provided to the Executive and the Executive is given a reasonable opportunity, together with counsel, to be heard before the Board) finding that in the good faith opinion of the Board, the Executive was engaged in the conduct described in subsections (i), (ii), (iii) or (iv) of this Section 6.2 and, where applicable, that any other applicable conditions described in such subsections have been met. Upon termination by the Company for Cause, the Executive shall be entitled to be paid that portion of the Executive’s Base Salary that is due through and including the effective date of such termination.

6.3 Termination Without Cause.

(a) The Company may terminate the Executive’s employment under this Agreement without Cause by giving thirty (30) days written notice to the Executive, and the Executive shall have the right to receive an amount equal to his Base Salary for a period of two (2) years (such amount, the “Severance Payment”), in addition to all portions of the Executive’s Base Salary due as of the effective date of such termination of employment and a prorated portion of any bonus that otherwise would be owed to the Executive.

(b) Subject to the Executive’s compliance with his covenants set forth in Section 9 below, the Severance Payment and applicable pro-rated bonus payment shall be paid to the Executive in one lump sum payment, which shall be made by the Company thirty (30) days following the effective date of the termination of the Executive’s employment pursuant to this Section 6.3.

(c) In addition to the Severance Payment, the Executive shall, to the extent permitted by the terms of the Employee Benefit Plans, be entitled to receive (without cost to the Executive) all benefits provided by such Employee Benefit Plans for a period of twelve (12) months following the termination of his employment pursuant to this Section 6.3. In the event that such termination results in the Executive not being covered by the Company’s health insurance benefits, Company shall pay in cash to Executive (within 10 business days of each applicable monthly period) for twelve (12) months following the date of termination, an amount equal to the premiums charged to the Executive to maintain COBRA benefits continuation coverage for Executive and Executive's eligible dependents.

(d) Any compensation awards of the Executive based on, or in the form of, Company equity (e.g. the stock options under the Option Agreement or any other restricted stock, restricted stock units, stock options or similar instruments) ("Equity Awards") that are outstanding and unvested at the time of such termination but which would, but for a termination of employment, have vested during the eighteen (18) months following such termination (such period, the "Equity Acceleration Period") shall vest (and with respect to awards other than stock options and stock appreciation rights, settle) as of the date of such termination of employment, and any amount that would vest under this provision but for the fact that outstanding performance conditions have not been satisfied shall vest (and with respect to awards other than stock options and stock appreciation rights, settle) if, and at such point as, such performance conditions are satisfied; and provided further that if any Equity Awards made subsequent to the Effective Date of this Agreement specifies a more favorable post-termination vesting schedule for such equity, the terms of the award agreement for such Equity Award shall govern; and

(e) Any options of Executive (including options vesting as a result of 6.3(d) above) to purchase Company equity, shall remain exercisable through the date that is eighteen (18) months following the date of such termination or, if earlier, through the scheduled expiration date of such options.

6.4 Termination by the Executive With Good Reason.

(a) The Executive may at any time and upon thirty (30) days written notice to the Company with Good Reason terminate his employment under this Agreement, and provided that such notice is given within ninety (90) days of the date of the occurrence of an event or circumstance giving rise to Good Reason and further provided that the Executive signs and delivers to Company a general release in the form set forth in Exhibit A, attached hereto on or before the Good Reason Payment Date, the Executive will have the right to receive (i) the Severance Payment and a prorated portion of the Executive’s bonus, which amounts shall be paid by the Company thirty (30) days following the effective date of the termination of the Executive’s employment pursuant to this Section 6.4 (“Good Reason Payment Date”), and (ii) the Employee Benefit Plans and COBRA reimbursement benefits provided by Section 6.3(c) hereof). In addition, upon the Executive’s termination of this Agreement for Good Reason, Sections 6.3(d) and 6.3(e) shall apply.

(b) For purposes of this Agreement “Good Reason” shall mean one of the reasons set forth below which remains uncured for a period of fifteen (15) days following receipt of notice thereof from the Executive to the Company:

(i) The Company's material breach of any material provision of this Agreement;

(ii) The material reduction in the Executive's title, duties, reporting responsibilities or level of responsibilities as President and CEO;

(iii) The Company’s requirement that the Executive perform the duties of his employment at a location that is more than fifty (50) miles from the Company’s present principal executive offices, which are located at 2188 West 2200 South, Salt Lake City, Utah.

6.5 Termination by the Executive Without Good Reason. The Executive may terminate his employment under this Agreement without Good Reason upon thirty (30) days prior written notice to the Company, and upon the effective date of such termination the Executive will be entitled to receive only that portion of his Base Salary which is due and owing upon such effective date of termination.

6.6 Termination by the Executive Following a Change of Control.

(a) If a "Change Control" (as herein defined) occurs during the Term, and if during the period of two (2) months immediately prior to or six (6) months immediately following the effective date of such Change in Control (i) the Company terminates the employment of the Executive without Cause, or (ii) the Executive terminates his employment with Good Reason, in addition to the Severance Payment, all options or other incentive awards granted to the Executive by the Company shall immediately vest and become fully exercisable for a period of one-hundred eighty (180) days following the effective date of such Change in Control, notwithstanding any provision of this Agreement or of any Employee Benefit Plans pursuant to which such options or awards were granted.

(b) For purposes of this Agreement, the term "Change in Control" shall mean the occurrence of any of the following:

(i) One person (or more than one person acting as a group), corporation or other entity acquires ownership of stock of the Company that, together with the stock held by such person or group prior to such acquisition, constitutes more than fifty-percent (50%) of the total voting power of all of the issued and outstanding stock of the Company; or

(ii) One person (or more than one person acting as a group), corporation or other entity acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership, directly or indirectly, of the Company's stock possessing thirty percent (30%) or more of the total voting power of all of the issued and outstanding stock the Company; or

(iii) A majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by 2/3 of the members of the Board of Directors as constituted before the date of such appointment or election; or

(iv) The sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company; or

(v) Approval by stockholders of the Company of (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which holders of its common stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before.

6.7 No Mitigation. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provision of this Agreement and any amounts payable to the Executive pursuant to this Section 6 shall not be reduced by any compensation earned by the Executive on account of employment with another employer following the termination of his employment hereunder.

6.8 Return of Materials. BSD may provide the Executive with certain equipment and materials for his use as CEO. Upon termination of employment by either Party for any reason herein, the Executive agrees to immediately deliver such equipment and materials to an authorized representative of BSD, as directed by the Chairman of BSD’s Board.

7. Section 280G.

(a) If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise) (all such payments collectively refer to herein as the "280G Payments") constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and will be subject to the excise tax imposed under Section 4999 of the Code (the "Excise Tax"), the Company shall pay to the Executive, no later than the time such Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state and local excise, income or other taxes at the highest applicable rates on such 280G Payments and on any payments under this Section 7(a) or otherwise) as if no Excise Tax had been imposed.

(b) All calculations and determinations under this Section 7 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "Tax Counsel") whose reasonable, good faith determination shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 7(b), the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the applicability of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 7(b). The Company shall bear all costs of the Tax Counsel reasonably incurred in connection with the performance of its duties under this Section 7(b).

8. Representations and Warranties of the Executive. The Executive represents and warrants that neither the execution nor delivery of this Agreement, nor the employment of the Executive by the Company pursuant to the terms hereof will (a) result in the breach of any agreement to which the Executive is a party, or (b) result in the misappropriation of any confidential information or trade secrets of his former employer or any other third party.

9. Covenants. In order to induce the Company to enter into this Agreement, the Executive covenants and agrees that:

(a) Confidentiality. Subject to the exceptions provided in this Section 9(a), the Executive will not at any time, whether during or after the termination of the Executive’s employment, knowingly and intentionally reveal to any entity, business, or person or use for the Executive’s benefit or that of any other entity, business, or person any of the trade secrets or confidential information concerning the organization, business or finances of the Company or any Affiliate (as defined below) or of any third party which the Company or any Affiliate is under an obligation to keep confidential (including but not limited to trade secrets or confidential information respecting finances, members, shareholders, officers, managers, directors, providers, inventions, products, designs, methods, business plans, methods of operation, know-how, techniques, systems, processes, works of authorship, customer lists, projects, plans and proposals), (collectively, “Confidential Information”) except as may be required in the ordinary course of performing the Executive’s duties as an employee of the Company. The Executive will keep secret all confidential matters entrusted to him and shall not use or attempt to use any such Confidential Information in any manner which is likely to injure or cause loss or may be intended to injure or cause loss to the Company or any Affiliate. Confidential Information shall not include that information defined as Confidential Information above that is or subsequently becomes publicly available without the Executive’s breach of this Agreement. The requirements of this Section 9(a) shall not apply to the Executive’s disclosure of Confidential Information in accordance with any subpoena, order or process issued by any court or government agency, provided the Executive gives the Company reasonable notice prior to such disclosure and complies with any applicable protective order.

(b) Non-compete. During the term of Executive’s employment, and continuing for a period of one (1) year after the termination of the Executive’s employment with the Company (“Restricted Period”), the Executive shall not, directly or indirectly, whether as principal, agent, consultant, independent contractor, partner or otherwise, manage, operate, finance, control, participate in, advise, perform services to or guarantee the obligations of any entity, business, or person other than the Company engaged in or planning to become engaged in during the Restricted Period, anywhere in North America, any business that is competitive with the business conducted by the Company (i.e. microwave tumor ablation and oncology products) (“Restricted Businesses”). Nothing in this Section shall prohibit the Executive from owning as a passive investment not in excess of 2% in the aggregate of any class of capital stock of any corporation if such stock is publicly traded or from being. With respect to entities that have multiple divisions or affiliates, the restrictions set forth in this Section shall only apply to the divisions and affiliates that constitute Restricted Businesses and not the parent company or other divisions or affiliates that whose operations would not otherwise qualify them as Restricted Businesses.

(c) Nonsolicitation. During the term of Executive’s employment and for a period ending one (1) year after the termination of Executive’s employment pursuant to this Agreement hereof, the Executive will not, directly or indirectly, employ, retain or hire any employee of the Company or induce or attempt to persuade, on behalf of any other business organization in competition with the Company or any Affiliate, any employee, agent or customer of the Company or any Affiliate at any time during the term of Executive’s employment to terminate such employment, consulting, agency or business relationship in order to enter into any such relationship with any such business organization. This restriction shall not apply to general solicitations or advertisements. For purposes of this Agreement, a “customer” of the Company means any person or entity to whom Company provided any products or services at any time during the six (6) month period immediately preceding the effective date of the termination of this Agreement. The terms of this Section 9(c) shall not apply to the Executive’s personal assistant, which the Executive may solicit for employment elsewhere following the Executive’s termination.

(d) Representation of the Executive. The Executive understands, acknowledges, and represents that (i) he is familiar with the covenants in this Section 9, (ii) he is fully aware of his obligations hereunder, (iii) finds the length of time, and scope of these covenants to be reasonable, (iv) is receiving specified, bargained-for consideration for these covenants, including without limitation the employment given and compensation promised to the Executive herein and an extraordinary investment that will be made by the Company in the training and education of the Executive, and (v) the covenants here are necessary to protect the goodwill, trade secrets, and other legitimate business interests of BSD.

(e) Remedies. The Executive agrees that any breach of this Section 9 by the Executive will cause irreparable damage to the Company or its Affiliates and that in the event of such breach the Company shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of the Executive’s obligations hereunder, without any requirement of posting bond or other security. The Company agrees that in the event of any material breach of this Agreement by the Company, the provisions of Subsections (b) and (c) of this Section 9 shall be null and void.

10. Section 409A; Section 105(h).

(a) It is intended that the provisions of this Agreement comply with Section 409A, and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

(b) If, at the time of the Executive’s separation from service (within the meaning of Section 409A), (i) the Executive shall be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable under a Company benefit plan (“Company Plan”) constitutes deferred compensation (within the meaning of Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company (or its affiliate, as applicable) shall not pay such amount on the otherwise scheduled payment date but shall instead accumulate such amount and pay it, together with interest credited at the Applicable Federal Rate in effect as of the date of your termination of employment, on the first business day after such six-month period.

(c) Notwithstanding any provision of this Agreement or any Company Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company reserves the right to make amendments to any Company Plan as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A.

(d) For purposes of Section 409A, each payment under the terms of this Agreement will be deemed to be a separate payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii).

(e) To the extent that the reimbursement of any expenses or the provision of any in-kind benefits under this Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any one calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year (provided, that, this clause (i) will not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect); (ii) reimbursement of any such expense shall be made by no later than December 31 of the year following the calendar year in which such expense is incurred; and (iii) Employee's right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(f) Notwithstanding any provision of this Agreement to the contrary, to the extent necessary to satisfy Section 105(h) of the Internal Revenue Code, the Company will be permitted to alter the manner in which medical benefits are provided to the Executive following termination of the Term; provided that the after-tax cost to the Executive of such benefits shall not be greater than the cost applicable to similarly situated executives of the Company who have not terminated employment.

11. Miscellaneous.

(a) Company Policies. The Executive shall comply with the Company’s lawful policies and rules that are provided to Executive, as they may be in effect from time to time.

(b) Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, or sent by certified, registered or express mail, postage prepaid, to the Parties at the following addresses, or at such other addresses as shall be specified by the Parties by like notice, and shall be deemed given when so delivered personally or, if mailed, two days after the date of mailing, as follows:

If to Company to:	BSD Medical Corporation 2188 West 2200 South Salt Lake City, Utah 84119 Attn: Chief Financial Officer
If to the Executive:	Clinton E. Carnell Jr. 2891 West View Trail Park City, UT 84098
With a copy to:	Roger L. Armstrong, Esq. 2574 Aspen Springs Drive Park City, Utah 84060

(c) Entire Agreement. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior contracts and other agreements, written or oral, with respect thereto.

(d) Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance.

(e) Governing Law. This Agreement shall be governed by, and construed in accordance with and subject to, the laws of the State of Utah without regard to its conflicts of laws principles.

(f) Consent to Jurisdiction. The Parties irrevocably submit to the exclusive jurisdiction of any state or federal court in Salt Lake City, Utah, in any action, suit or proceeding brought by or against such Party in connection with, arising from or relating to this Agreement, and each Party hereby waives and further agrees not to assert as a defense in any such suit, action or proceeding any claim that such Party is not personally subject to the jurisdiction of any such courts, that the venue of the suit, action or proceeding is brought in an inconvenient forum or that this Agreement or the subject matter hereof may not be enforced in or by such courts.

(g) Assignment. This Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive. The Company may assign this Agreement and its rights, together with its obligations, hereunder only in connection with any sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise. This Agreement will be binding upon the Company’s successors and assigns which shall be required to perform this Agreement in the same manner and to the same extent that Company would be required to perform if no sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise, had occurred. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and any successors and permitted assigns.

(h) Counterparts; Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement by facsimile or e-mail is legal, valid and binding execution and delivery for all purposes.

(i) Headings. The headings in this Agreement are for reference purposes only and shall in no way affect the meaning or interpretation of this Agreement.

(j) Survival. Sections 5.9, 5.10, 6, 7, 10, and 11 shall survive termination of this Agreement.

(k) Severability. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

(l) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to either Party upon any breach or default of the other party hereto shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of a breach or default be deemed to be a waiver of any other breach or default.

IN WITNESS WHEREOF, the Parties have executed this Employment Agreement as of the Effective Date, as herein first written.

The Company:
BSD MEDICAL CORPORATION

/s/ Douglas P. Boyd
Chairman Compensation Committee

The Executive:

/s/ Clinton E. Carnell Jr.
CLINTON E. CARNELL JR.